UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Annual Shareholders’ Meeting

Amendment to the Call Notice

Considering the worsening context of the COVID-19 pandemic and the exceptional scenario of uncertainty and unpredictability in the state of São Paulo, which includes the extension of the quarantine period until May 31, 2020, anticipation of holidays and the possibility of lockdown measures, and in order to enable the participation of as many shareholders as possible, in strict compliance with the recommendations of the health authorities, Telefônica Brasil S.A. (“Company”) hereby announces the amendment to the call notice to the Company's Annual General Meeting (“Meeting”), as published in the Official Gazette of the State of São Paulo on April 24, 25 and 28, 2020 and in the newspaper Valor Econômico on April 24, 25/26/27 and April 28, 2020 (“Notice”), which will be held at 11:00 am on May 28, 2020, in accordance with the following terms and conditions:

(i)          Pursuant to CVM Instruction No. 481/2009, as amended by CVM Instruction No. 622/2020 (“ICVM 481”), the Meeting will be held exclusively on a virtual format, via Microsoft Teams, without prejudice to the use of the remote voting ballot as voting rights exercise method.

(ii)             Due to the change in the format of the Meeting from a face-to-face to an exclusively virtual format, the Notice must be read in accordance with the following:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Annual Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to the Annual Shareholders’ Meeting (“Meeting”) to be held on May 28, 2020, at 11:00 a.m., to be held on an exclusively virtual format via Microsoft Teams, without prejudice to the use of the remote voting ballot as voting rights exercise method, to resolve on the following agenda:

1. examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2019;

2. resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2020, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”);

3. resolve on the profitability allocation for the fiscal year ended December 31, 2019 and on the distribution of dividends to the shareholders of the Company;

4. ratify the election of the director elected at the Board of Directors' Meeting held on June 10, 2019, under the terms of the Corporations Law;

5. ratify the election of the director elected at the Board of Directors' Meeting held on February 21, 2020, under the terms of the Corporations Law;

6. elect the members of the Fiscal Board for a new term; and

7. set the amount of the global annual remuneration for the management and members of the Fiscal Board for the fiscal year 2020.

General Instructions:

(i)              Pursuant to Article 12 of the Company’s Bylaws, only the shareholders whose shares are registered in their name in the records of the depositary institution, up to 72 (seventy-two) hours before the date appointed for the Meeting may take part and vote on the Meeting.

(ii)             The shareholder's participation may be (i) virtual via Microsoft Teams, by itself, by a legal representative or a duly appointed attorney, or (ii) via remote voting ballot, provided that detailed instructions on the documents required in each case are mentioned in the Meeting Manual disclosed on this date. Shareholders will also be able to participate by simply following the work of the Meeting, without voting.

(iii)           In order to take part in the Meeting via Microsoft Teams, shareholders or, as applicable, their legal representatives or attorneys, must send a request to the Company, at ir.br@telefonica.com, until 11:00 am on May 26, 2020. The request must include the identification of the shareholder and, as applicable, their legal representative or attorney who will attend the Meeting, including the full names and CPF or CNPJ of both (as the case may be), in addition to the telephone number and e-mail address of the requester, as well as a copy of all documents required to allow the shareholder to participate in the Meeting, as detailed in the Company's Meeting Manual disclosed on this date and available at www.telefonica.com.br/ri, as well as the CVM and B3 websites.

(iv)           For shareholders who have already sent the documents requested by the Meeting Manual in physical form, we request the scanned copies to be sent at ir.br@telefonica.com, within the previously mentioned period, requesting their virtual participation in the Meeting.

(v)             Pursuant to article 5, paragraph 3 of ICVM 481, shareholders who do not send the request and the documentation required for virtual participation by 11:00 am on May 26, 2020 will not be able to attend the Meeting.

(vi)           The documents listed in Article 133 of the Corporations Law were published in Valor Econômico and Official Gazette of the State of São Paulo on February 19, 2020.

(vii)         Further guidelines and complete information for the virtual participation in the Meeting may be accessed in the Company’s Material Fact disclosed on this date and available at the following electronic addresses: – CVM’s website (www.cvm.gov. br), B3’s website (www.b3.com.br) and the Company’s website (www.telefonica.com.br/ri).

(viii) All documents related to the agenda may be found on the websites of the CVM, B3 and the Company's website, above mentioned, in accordance with the provisions of the Brazilian Corporate Law and ICVM 481.

São Paulo, May 19, 2020.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director